           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 5

                                   FORM 6-K
                                   --------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                           For the month of May 1999

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)

                         19-2, NISHI-SHINJUKU 3-CHOME
                       SHINJUKU-KU, TOKYO 163-19, JAPAN
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X        Form 40-F  ___
                                ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                             Yes  ___       No   X
                                                ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

ANNOUNCEMENT OF SUBMISSION OF AMENDED BUSINESS OPERATION PLAN



          On May 26, 1999, the registrant submitted to the Minister of Posts and Telecommunications for its approval its amended business operation plan for the fiscal year ending March 31, 2000. Attached is a copy of a press release dated May 26, 1999 pertaining to the submission of the amended business plan. The business operation plan was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information to be included in the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 1999, which information will be prepared on the basis of accounting principles generally accepted in the United States.

          The business operation plan for the fiscal year ending March 31, 2000 included in the attachment contain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant's actual results to differ materially from those set forth in the attachment.

          The registrant's business operation plan is based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the pricing of services, the effects of competition, and the success of new products, services and new business.

          No assurance can be given that the registrant's actual results will not vary significantly from the projected plan.

                                   SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              NIPPON TELEGRAPH AND TELEPHONE
                                CORPORATION



                              By /s/ Kazuto Tsubouchi
                                 ---------------------------------
                                 Name:  Kazuto Tsubouchi
                                 Title: Senior Manager
                                        Department V
                                        NTT-Holding Provisional
                                        Headquarters

Date: May 26, 1999

    [LETTERHEAD OF NIPPON TELEGRAPH AND TELEPHONE CORPORATION APPEARS HERE]

                                                                    May 26, 1999

FOR IMMEDIATE RELEASE


                          NTT ANNOUNCES CONCLUSION OF
           BUSINESS TRANSFER AGREEMENTS REGARDING ITS REORGANIZATION

Nippon Telegraph and Telephone Corporation (NTT) at a meeting of its board of directors today decided to transfer its business activities to three newly-formed organizations and will conclude business transfer agreements on May 28, 1999.

The agreements are designed to realize NTT's corporate reorganization based on the law to amend the part of Nippon Telegraph and Telephone Corporation Law (Law No. 98 of 1997).

After the agreements, the transfer of NTT's business activities will be discussed at its fourteenth Ordinary General, Meeting of Shareholders on June 29, 1999 and the transfer will be implemented on July 1, 1999.

Specifically, NTT's business activities will be transferred to the following wholly owned companies: NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION, NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION and NTT Communications Corporation. Details of the three companies are as follows:

NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION:

Operations:      NTT-East Provisional Headquarters' intra-prefectural
                 communications and related services each in Hokkaido, Tohoku, Kanto, Tokyo and Shinetsu regions

Establishment:   July 1, 1999 (scheduled)

Address:         19-2, Nishi-Shinjuku 3 chome, Shinjuku-ku, Tokyo (scheduled)

NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION:


Operations:         NTT-West Provisional Headquarters' intra-prefectural
                    communications and related services each in Tokai, Hokuriku, Kansai, Chugoku, Shikoku and Kyushu regions

Establishment:      July 1, 1999 (scheduled)

Address:            3-15, Banba-cho, Chuo-ku, Osaka-shi, Osaka (scheduled)


NTT Communications Corporation:


Operations:         NTT-Long Distance and International Provisional
                    Headquarters' inter-prefectural communications, multimedia network and related services

Establishment:      May 28, 1999 (scheduled)

Address:            1-6, Uchisaiwai-cho 1 chome, Chiyoda-ku, Tokyo (scheduled)



                                   #   #   #

For further information, please contact:

     Tomoyoshi Kosugi or Kenya Nakatsuka
     NTT Public Relations
     Telephone: (03) 3509-3101
     e-mail: k.nakatsuka@hco.ntt.co.jp